SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12th February 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

£250,000,000 10.375% Debenture Stock due 2016 (the "Stock")
of Six Continents PLC.

We hereby inform holders that formal notice to redeem the Stock was posted to Stockholders yesterday. Under the terms of the notice the redemption date of the Stock will be 27 February 2003 and the redemption price for the Stock will be determined on 20 February 2003.

Six Continents PLC
12 February 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	12th February 2003